UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 26, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: July 26, 2016	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Q1

H1

Q3

FY

2016
Orange financial results

Stéphane Richard
Chairman and CEO

Ramon Fernandez
Deputy CEO, Chief Financial and Strategy Officer

26 July 2016

orange™

disclaimer

This presentation contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange's strategy, particularly its ability to maintain control over customer relations when facing competition with OTT players, Orange's ability to withstand intense competition in mature markets and business activities, its ability to capture growth opportunities in emerging markets and the risks specific to those markets, fiscal and regulatory constraints and changes, and the results of litigation regarding regulations, competition and other matters, the success of Orange's French and international investments, joint ventures and strategic partnerships in situations in which it may not have control of the enterprise, and in countries presenting additional risk, risks related to information and communications technology systems generally, including networks or software failures due to cyberattacks, damage to networks caused by natural disasters, voluntary acts or other reasons, loss or disclosure to third parties of customers data, health concerns surrounding telecommunications equipment and devices, Orange's credit ratings, its ability to access capital markets and the state of capital markets in general, exchange rate or interest rate fluctuations, and changes in assumptions underlying the carrying amount value of certain assets and resulting in their impairment. More detailed information on the potential risks that could affect our financial results will be found in the Registration Document and in the annual report on Form 20-F filed on April 4, 2016 with, respectively, the French Autorité des Marchés Financiers (AMF) and the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law (in particular pursuant to sections 223-1 and seq. of the General Regulations of the AMF), Orange does not undertake any obligation to update them in light of new information or future developments.

Section one
H1 2016 highlights

H1 2016 achievements

yoy : comparison with the same period of the previous year, on a comparable basis
qoq : comparison with the previous quarter, on a comparable basis

* see slide 26 for EBITDA restatements.



		H1 2016*	Q2 2016*
Revenue	€ 20.1 bn	+0.3% +€61m	+0.0% +€2m
Restated EBITDA*	€ 5.9 bn	-0.6% -39€m	+0.1% +4€m
Capex	€ 3.2 bn	+7.8% +229€m	+5.7% +93€m

		H1 2016
Net debt / Restated EBITDA	1.95 x	-0.06 pt ytd

* yoy cb

Strong commercial performance driven by VHBB and convergence



4G customer base
22.7m (x1.9 yoy)

FTTH customer base
2.5m (x2.1 yoy)

IPTV
8.1m (+10% yoy)

Convergence
9.5m (+11% yoy)

4G base and yoy growth

	France	Spain	Poland	Romania	Belgium
Base	9.4m	6.4m	3.2m	1.6m	1.2m
yoy growth	+68%	+81%*	x2.5	x2.8	+72%

FTTH base & yoy growth

	France	Spain	Rest of World
Base	1.2m	1.2m	0.2m
yoy growth	+64%	x2.9*	+74%

IPTV base & yoy growth

	France	Outside France
Base	6.5m	1.6m
yoy growth	+6%	+27%

Convergent base & yoy growth

	France	Spain	Poland
Base	5.5m	3.2m	0.8m
yoy growth	+11%	+8%*	+27%

* cb, including Jazztel

Our investment efforts allow us to offer the best connectivity to our customers

H1 2016 CAPEX	H1 2016
€3.2bn	+7.8%
15.8% of rev.	+€229m

CAPEX acceleration in France



+2.937
+185
+40
-12
+17
+3.167
H1 2015cb
France
Europe
AME
Other
H1 2016

Focus on VHBB



+2.937
+92
+35
+46
+57
+3.167
H1 2015cb
FTTH VDSL
4G
Terminals & CPEs
Other
H1 2016

FTTH connectable homes

Spain
8.3m
x1.9 yoy*

France
5.9m
+38% yoy

Poland
1.0m
x5 yoy

* cb, including Jazztel

% pop. covered by 4G (yoy change)

Country	Coverage	Change
Belgium	99%	+4pt
Poland	95%	+17pt
Spain	89%	+9pt
Moldova	95%	+62pt
France	82%	+6pt
Romania	74%	+6pt
Slovakia	71%	+17pt

Orange footprint

- Rebranding in Belgium and in Egypt
- Acquisition of Sun Communications in Moldova*
- Closing of Airtel's subsidiaries acquisition in Burkina Faso and Sierra Leone**
- Closing of Cellcom Liberia acquisition
- Closing of Tigo acquisition in DRC
- Closing of EE disposal
- Closing of Telkom Kenya disposal





* subject to relevant approvals
** closed in July 2016

Section two
Financial results overview

Fourth quarter in a row of revenue growth

H1 2016 revenue	H1 2016	Q2 2016
€20.1bn	+0.3% +€61m	+0.0% +€2m

Group revenue growth


yoy
-3.8%
-3.4%
-2.3%
-0.6%
-0.9%
-0.2%
+0.5%
+0.1%
+0.6%
+0.0%
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16

Revenue evolution (in €m)


10,068
-82
48
28
4
4
10,070
Q2 15 cb
France
Europe
Africa & Middle East
Enterprise
IC&SS & eliminations
Q2 16

Improved restated EBITDA trend supported by cost control

H1 2016 Restated EBITDA	H1 2016	Q2 2016
€5.9bn 29.4% of rev.	-0.6% -€39m	+0.1% +€4m

Restated EBITDA evolution (in €m)



3,340
2
-47
49
3,344
Q2'15 cb
Revenues
Euro 2016 and rebranding
Other costs
Q2 16

Q2 restated EBITDA slightly positive despite exceptional items



Restated EBITDA growth
excluding Euro 2016 and rebranding
+1.5%
+0.1%
-1.2%
-2.8%
-8.4%
Q1 13 Q2 13 Q3 13 Q4 13 Q1 14 Q2 14 Q3 14 Q4 14 Q1 15 Q2 15 Q3 15 Q4 15 Q1 16 Q2 16

Net income Group share boosted by EE sale

in €m	H1 2015 historical	H1 2015 cb	H1 2016 actual	
restated EBITDA	5,790	5,952	5,913	
restatements*	-481	-566	-321	
reported EBITDA	5,309	5,386	5,592	
depreciation & amortization	-3,040		-3,279	①
impairment of goodwill & assets	-25		-172	②
share of profit (losses) of associates	14		0	
operating income	2,264		2,141	
financial result	-839		-830	
tax	-594		-237	③
net income from continuing activities	831		1,074	
net income from discontinued activities	442		2,249	④
net income from consolidated Group	1,273		3,323	
minority interests	174		155	
net income Group share	1,099		3,168	
o/w net income Group share excluding EE	657		919	

① mainly reflects the change of perimeter with the consolidation of Jazztel and Meditel

② impairment of Egypt reflecting the estimated impact of the ongoing award of the new 4G licence

③ positive outcome of the tax litigation on the share of fees and expenses for 177m€, decrease of the corporate tax rate in France (from 38% to 34.43%)

④ gain on disposal of EE, including dividends received in January. In 2015, mostly related to the dividends received from EE

* see details on slide 26

Net debt evolution in H1 2016

in €bn


-€2.1bn
26.6
-2.7
-0.3
0.2
0.2
0.2
0.4
0.4
0.5
0.6
1.0
1.1
28.1
-4.5
0.8
24.5
Net debt end 2015
Rest. EBITDA - CAPEX & other financial items
Net debt end of H1 2016 before acquisitions and disposals
EE disposal
other acquisitions and disposals
Net debt end of H1 2016
change in working capital**
coupons on subordinated notes
dividends paid to minority interests
income taxes paid
litigations**
restructuring
net financial interests paid
spectrum & licences paid
dividends paid to ORA shareholders

2.01x * **net debt / restated EBITDA ratio** 1.95x

*calculated by dividing (A) net financial debt, including 50% of the net financial debt of the EE JV in the U.K., by (B) restated EBITDA including 50% of the EBITDA of EE JV and including Jazztel and Meditel EBITDA over 12 months in 2015

** changes in working capital requirement restated of the €350m fine on the B2B market in France, which are presented in the litigation bucket

Section three
Business review

Q2 2016 France financials

Resilient financial performance supported by broadband

in €m	Q2 16	yoy cb	H1 16	yoy cb
Revenues	4,685	-1.7%	9,376	-1.2%
o/w mobile services	1,781	-5.2%	3,590	-3.8%
o/w mobile equipment	161	-1.8%	326	+4.3%
o/w fixed services	2,602	+0.7%	5,183	+0.4%
Restated EBITDA			3,238	-2.6%
Restated EBITDA margin			34.5%	-0.5pt
CAPEX*			1,586	+13.2%
CAPEX/revenues			16.9%	+2.2pt

33.1 BB ARPU €/month

yoy in %



-1.4%
-1.2%
-1.1%
-0.8%
-0.4%
-0.2%
Q1 15 Q2 15 Q3 15 Q4 15 Q1 16 Q2 16

22.3 Mobile ARPU €/month

yoy in %



-6,4%
-4,5%
-2,0%
-1,3%
-0,7%
-0,8%
Q1 15 Q2 15 Q3 15 Q4 15 Q1 16 Q2 16

Restated EBITDA evolution (yoy in m€)



3,326
-116
-31
-20
79
3,238
1H 15cb
Revenues
Employee share plan
Increase in Copé tax
Other costs
1H 16

Fixed Broadband revenue evolution (yoy in %)



5%
4%
3%
2%
1%
0%
Q1 14 Q2 14 Q3 14 Q4 14 Q1 15 Q2 15 Q3 15 Q4 15 Q1 16 Q2 16

Mobile services excl. national roaming (yoy in %)



4%
0%
-4%
-8%
-12%
Q1 14 Q2 14 Q3 14 Q4 14 Q1 15 Q2 15 Q3 15 Q4 15 Q1 16 Q2 16

*excluding licences

Q2 2016 France mobile KPIs

Strong growth in mobile contract base (excl. M2M) despite competitive environment


contract net adds excl. M2M (in '000s)
contract churn rate
16.3%
15.5%
15.2%
14.8%
14.2%
14.4%
13.5%
13.4%
13.0%
12.7%
+85
+59
+219
+256
+164
+76
+234
+179
+41
+153
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16

20.5m +3.1% yoy

contract base (excl. M2M)

+5 pts

50% of retail voice contract are on convergent offers

+14 pts

58% of retail voice contract are on SIM-only offers

9.4m 4G customers

46% of contract customer base excl. M2M

#1 in mobile network quality *

* ARCEP audit on mobile services quality (July 2016)

Q2 2016 France fixed KPIs

Strong BB customer base growth and conquest share



FTTH net adds (in '000s)
ADSL* net adds (in '000s)
BB conquest share
20%
74%
53%**
+31
+35
+85
+95
+67
+75
+116
+121
+96
+93
+47
+50
+65
+82
+75
+82
+108
+133
+115
+106
+20
+13
+8
-16
-15
-8
-7
-12
-19
-13
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16

51% of FTTH net adds are new customers

10.9m broadband customers

+4.1% yoy

+3 pts yoy

50% of BB customers have a convergent offer

+2pts yoy

40% of retail BB customers are on high-end*** offers

1.2m FTTH customers

11% of BB customer base

5.9m FTTH connectable homes

20% FTTH adoption rate

* and others (satellite…) ** Orange estimates *** Play and Jet

Q2 2016 Spain

Better revenue growth and profitability driven by commercial momentum and synergies

in €m	Q2 16	yoy cb	H1 16	yoy cb
Revenues	1,229	+6.2%	2,418	+4.0%
o/w mobile services	647	+8.9%	1,263	+6.7%
o/w mobile equipment	121	+1.6%	240	-7.4%
o/w fixed services	461	+5.0%	915	+5.0%
Restated EBITDA			625	+15.4%
Restated EBITDA margin			25.9%	+2.6pt
CAPEX			547	+1.5%
CAPEX/revenues			22.6%	-0.6pt

Quarterly revenue evolution (% yoy)



mobile services
fixed broadband
+7.8%
+6.6%
+6.6%
+8.8%
+9.4%
-6.6%
-2.7%
+0.7%
+4.4%
+8.9%
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16

15.7m Mobile customers

89% 4G coverage of pop.

41% of mobile customers are 4G customers +17 pts yoy

3.8m FBB customers

8.3m FTTH connectable homes

1.2m FTTH customers x2.9 yoy

381k TV customers x2.8 yoy

32% of fixed customers are FTTH customers +20 pts yoy

83% of fixed BB customers on convergent offers +2.5 pts yoy

71% of B2C mobile customers on convergent offers +7.3 pts yoy

Q2 2016 Poland

Improving commercial momentum in mobile and VHBB

in €m	Q2 16	yoy cb	H1 16	yoy cb
Revenues	664	-3.5%	1,306	-3.8%
o/w mobile services	309	-1.7%	614	-1.9%
o/w mobile equipment	62	+82.0%	106	+61.6%
o/w fixed services	269	-8.9%	542	-8.8%
Restated EBITDA			387	-11.8%
Restated EBITDA margin			29.6%	-2.7pt
CAPEX			194	+17.7%
CAPEX/revenues			14.8%	+2.7pt

Improving momentum in mobile contract net adds

in '000s



+30.6%
+170
+190
+274
+214
+222
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16

Continuous momentum in convergent customers

in '000s and in % of BB base, excl. CDMA



30%
32%
36%
38%
40%
627
667
728
766
799
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16

Steady growth in fixed VHBB customers

in '000s and in % of ADSL + VHBB base



11%
13%
15%
18%
20%
232
271
316
366
409
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16

Q2 2016 Belgium & Luxembourg

Revenue increased by 0.4% ex-reg in 2Q, restated EBITDA up +2% in H1

in €m	Q2 16	yoy cb	H1 16	yoy cb
Revenues	299	-1.6%	609	+0.3%
o/w mobile services	250	+0.9%	504	+1.9%
o/w mobile equipment	24	-19.3%	56	-11.2%
o/w fixed services	18	-15.0%	36	-14.4%
Restated EBITDA			145	+2.0%
Restated EBITDA margin			23.8%	+0.4pt
CAPEX			62	-10.3%
CAPEX/revenues			10.2%	-1.2pt

Solid contract net-adds in Belgium (excl. M2M)

in 000s



+9
+8
+28
+8
+18
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16

Steady improvement in Belgium contract ARPU

in % yoy



+0.6%
+3.6%
+3.6%
+3.3%
+3.4%
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16

Rapid growth in Belgium 4G user base

4G users as a % of total base



23%
26%
32%
35%
39%
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16

Q2 2016 Central European countries

5th quarter of revenue growth driven by contract base momentum

in €m	Q2 16	yoy cb	H1 16	yoy cb
Revenues	403	+1.5%	798	+2.2%
o/w mobile services	332	+0.5%	658	+1.5%
o/w mobile equipment	26	+11.9%	51	+4.7%
o/w fixed services	34	+3.8%	67	+6.4%
Restated EBITDA			281	-0.9%
Restated EBITDA margin			35.2%	-1.1pt
CAPEX			110	+9.4%
CAPEX/revenues			13.8%	+0.9pt

Mobile contract net-adds in line with last year performance (excl. M2M)

in 000s



+64
+76
+115
+36
+60
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16

Sustained revenue growth…

YoY in %



+1.8%
+3.2%
+2.9%
+2.8%
+1.5%
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16

…driven by Romania solid revenue performance

YoY in %



+6.4%
+7.0%
+7.4%
+6.5%
+3.3%
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16

Q2 2016 Africa & Middle East

Revenue grew by 2.3% yoy with the impact of customer identification regulation

in €m	Q2 16	yoy cb	H1 16	yoy cb
Revenues	1,245	+2.3%	2,516	+3.3%
o/w mobile services	1,017	+3.4%	2,055	+4.2%
o/w mobile equipment	20	+0.2%	39	+5.1%
o/w fixed services	188	-0.3%	380	+0.5%
Restated EBITDA			828	+0.1%
Restated EBITDA margin			32.9%	-1.1pt
CAPEX			359	-3.3%
CAPEX/revenues			14.3%	-1.0pt

Customer base identification impact

Cumulated mobile net-adds in Morocco, Cameroon, DRC and Madagascar (in millions)



+0.6
+0.7
+2.8
+0.9
+0.4
+1.6
+1.2
Impact of customer identification
-1.6
-2.0
-0.4
Q1 14 Q2 14 Q3 14 Q4 14 Q1 15 Q2 15 Q3 15 Q4 15 Q1 16 Q2 16

New business drivers continue to sustain growth

+51%

Orange Money revenue growth yoy

- 19m customers* — +36% yoy
- €1bn monthly transaction value — +61% yoy

+43%

Data revenue growth yoy

- 17% smartphone penetration — +9 pts yoy

+8%

B2B revenue growth yoy

* includes 100% of customers of entities in equity method

Q2 2016 Enterprise

Second quarter of revenue growth, H1 restated Ebitda +10.4%

in €m	Q2 16	yoy cb	H1 16	yoy cb
Revenues	1,605	+0.3%	3,189	+1.2%
voice	379	-1.5%	757	-1.9%
data	715	+0.5%	1,426	+0.4%
IT & integration services	511	+1.2%	1,007	+4.7%
Restated EBITDA			492	+10.4%
Restated EBITDA margin			15.4%	+1.3pt
CAPEX			168	+10.2%
CAPEX/revenues			5.3%	+0.4pt

Revenue per segment

yoy in %



IT
Data
Voice
Total
-3.4%
-0.5%
+0.5%
-0.4%
+2.1%
+0.3%
Q1 15
Q2 15
Q3 15
Q4 15
Q116
Q216

Improving trend in voice accesses in France

yoy growth in %



PSTN
XoIP
+2.7%
-6.3%
+3.7%
-5.3%
+6.4%
-4.7%
FY15
Q1 16
Q2 16

Strong performance outside France

revenue growth yoy in %
excl. equip resale



+3.2%
+4.6%
+2.4%
FY 15
Q1 16
Q2 16

Section four
2016 guidance

2016 guidance confirmed

Restated EBITDA	**2016 > 2015** comparable basis
Net debt / Restated EBITDA	**Around 2x** in the medium term
Dividend	2016 dividend **€0.60*** — December 7th, 2016 2016 interim payment of €0.20 **
M&A policy	Selective with focus on existing footprint

* subject to shareholders' approval
** ex-date December 5th, record date December 6th, payment date December 7th



Appendices

EBITDA restatements

in €m	Q2'15 cb	Q2'16 actual	H1'15 cb	H1'16 actual
EBITDA restated	3,340	3,344	5,952	5,913
restructuring	-31	-227	-45	-340
litigations	-390	1	-413	40
labour related	-37	-50	-108	-80
o\w Senior Part Time	-36	-50	-73	-80
o\w Holiday pay	-1	0	-35	0
portfolio review and others	0	75	0	59
EBITDA reported	2,883	3,143	5,386	5,592

(1) mainly restructuring costs in Spain and costs related to the end of the contract with M6 Mobile.

Revenues yoy evolution

Group


yoy
1%
0%
-1%
-2%
-3%
-4%
-5%
-6%
-4.1%
-4.8%
-4.0%
-5.1%
-3.8%
-3.4%
-2.3%
-0.6%
-0.9%
-0.2%
+0.5%
+0.1%
+0.6%
0.0%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
2013
2014
2015
2016

France


0%
-1%
-2%
-3%
-4%
-5%
-1.7%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
14
15
16

Africa & the Middle-East


10%
8%
6%
4%
2%
0%
+2.3%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
14
15
16

Europe


5%
0%
-5%
-10%
+1.9%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
14
15
16

Enterprise


4%
2%
0%
-2%
-4%
+0.3%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
14
15
16

Spain


10%
5%
0%
-5%
-10%
+6.2%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
14
15
16

Poland


0%
-2%
-4%
-6%
-8%
-3.5%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
14
15
16

Belgium & Luxemburg


5%
0%
-5%
-10%
-15%
-20%
-1.6%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
14
15
16

Central European countries


4%
2%
0%
-2%
-4%
-6%
-8%
+1.5%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
14
15
16

High liquidity at the end of H1 2016 combined with a smooth repayment profile

Bonds*/bank loans/leases repayments end of H1 2016

(in €bn)



bonds
bank loans & others
1.8
1.4
2.8
2.3
3.6
3.1
3.7
3.3
2.0
1.4
14.1
13.6
H2 2016
2017
2018
2019
2020
>2020

* after derivatives

- High liquidity position of €13.2bn as of June 30th 2016, including €7.1bn in net cash
- €4.5bn cash-in in January 2016 for EE disposal
- Proactive and opportunistic asset and liability management with a 9-year, €750m bond issuance in May 2016, with a coupon of 1.0%

Current rating of long term debt

Moody's	**Baa1 stable**
S&P	**BBB+ stable**
Fitch ratings	**BBB+ stable**

Gross debt structure



93% with fixed rate

81 % in bonds

Weighted average fixed bond coupon **

End of period



4.83%
4.82%
4.88%
4.72%
2013
2014
2015
June 2016

** source Bloomberg